BEFORE THE
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
http:www.sec.gov

FORM N-54A

NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTION 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO SECTION 54(a) OF THE ACT

     The undersigned business development company, Residential Income Properties, Inc., a New York corporation, hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

495 West Ridge Road
Rochester, New York 14615-2822
(Address of Principal Business Office)

(585) 495-8006
(Principal Business Telephone Number)

Randolph S. Hudson
Chairman of the Board,
President, and
Chief Executive Officer
Residential Income Properties, Inc.
Post Office Box 202
Wyoming, New York 14591-0202
(Agent for Service of Process)

Request Copy of Service To:

Robert Hooper
Senior Vice-President,
Secretary, and
Chief Administrative Officer
Residential Income Properties, Inc.
Post Office Box 134
Lake Zurich, Illinois 60047-0134

☐	The company has filed a registration statement for a class of equity securities pursuant to section 12 of the Securities Exchange
Act of 1934. File or Registration Statement No.: Not Applicable

☒	The company is relying on Rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under the Securities Exchange Act of 1934. (The company qualifies for the exemption from the provisions for registration enumerated in section 12g-1 of the Securities Exchange Act of 1934. As of the filing date hereof, the company has 428 shareholders; it never applied for a quotation of its securities on any electronic intermediary quotation service;
and, it has never traded its securities on a regional or national securities exchange.)

☐ The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company: None.
☐ The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the subsidiary of the company: None.

     The undersigned company certifies that it is a closed-end company organized under the laws of the State of New York and with its principal place of business in the State of New York; that it will be operated for the purpose of making investments in securities described in section 55(a)(1) through section 55(a)(3) of the Investment Company Act of 1940; and, that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Investment Company Act of 1940.

     Pursuant to the requirements of the Investment Company Act of 1940, the undersigned company has caused this notification of election to be subject to section 55 through section 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the Village of Wyoming, Town of Middlebury, State of New York on the seventh day of May 2009.

     (This corporation does not hold a seal, nor is such embossment required pursuant to the applicable provisions of the Business Corporation Law of the Consolidated Laws of the State of New York for this document to become operative by the company to the Commission.)

By Order of the Board of Directors of
Residential Income Properties, Inc.,
a New York corporation:

By:	Randolph S. Hudson
Its:	Chairman of the Board
President
Chief Executive Officer

ATTEST:

By:	Robert Hooper
Its:	Senior Vice-President
Corporate Secretary
Chief Administrative Officer